UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

COLLEGIUM PHARMACEUTICAL, INC

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29664W 10 5

(CUSIP Number)

 Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real Suite 220

Menlo Park, CA 94024

(650) 854-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W 10 5

1	Name of Reporting Persons Longitude Capital Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,321,842 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,321,842 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,321,842 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.07% (3)

14	Type of Reporting Person OO

CUSIP No. 29664W105

1	Name of Reporting Persons Longitude Capital Associates L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,321,842 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,321,842 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,321,842 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.07% (3)

14	Type of Reporting Person PN

CUSIP No. 29664W 10 5

1	Name of Reporting Persons Longitude Venture Partners L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,321,842 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,321,842 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,321,842 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.07% (3)

14	Type of Reporting Person PN

CUSIP No. 29664W 10 5

1	Name of Reporting Persons Juliet Tammenoms Bakker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,321,842 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,321,842 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,321,842 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.07% (3)

14	Type of Reporting Person IN

CUSIP No. 29664W 10 5

1	Name of Reporting Persons Patrick G. Enright

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,321,842 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,321,842 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,321,842 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.07% (3)

14	Type of Reporting Person IN

CUSIP No. 29664W 10 5

1	Name of Reporting Persons David Hirsch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (1)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,321,842 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,321,842 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,321,842 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.07% (3)

14	Type of Reporting Person IN

(1) The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partners.

(2) Consists of 3,256,572 shares of Common Stock held of record by LVP and 65,270 shares of Common Stock held of record by LCA.

(3) This percentage was calculated based on 20,665,597 outstanding shares of Common Stock as of May 12, 2015.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Collegium Pharmaceutical, Inc. a Virginia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 780 Dedham Street Suite 800, Canton MA 02021.

Item 2.	Identity and Background.

(a)            This Schedule 13D is being filed on behalf of entities Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), and each of LVP and LCA’s sole general partner, Longitude Capital Partners, LLC (“LCP”, and each of LVP, LCA and LCP, a “Reporting Entity”) and individuals Patrick G. Enright, Juliet Tammenoms Bakker and David Hirsch (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein.

(b)            The address of the principal offices of LCP, LVP and LCA and the business address of Mr. Enright, Ms. Bakker and Mr. Hirsch is 800 El Camino Real, Suite 220, Menlo Park, CA 94025.

(c)            Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Enright and Ms. Bakker are each managing directors of LCP and constitute all officers and directors of LCP, the general partner of each of LVP and LCA, which are the record holders of certain of the securities of the Issuer. Mr. Hirsch is a member of LCP and a director of the Issuer.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             LCP is a limited liability company organized under the laws of the State of Delaware. LVP and LCA are each limited partnerships organized under the laws of the State of Delaware. Mr. Enright, Ms. Bakker and Mr. Hirsch are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 10, 2012, LVP and LCA entered into a Series B Convertible Preferred Stock Purchase Agreement with the Issuer, pursuant to which the Reporting Entities acquired from the Issuer an aggregate of 13,095,238 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Convertible Preferred”) for an aggregate purchase price of $10,999,999.92, or $0.84 per share. In connection with the Issuer’s initial public offering of Common Stock, which closed on May 12, 2015 (the “Offering”), the shares of Series B Convertible Preferred owned by LVP and LCA converted into shares of Common Stock at a ratio of 6.9-for-1, for an aggregate of 1,897,860 shares of Common Stock.

In August 2013 and at additional closings in September 2013 and December 2013, LVP and LCA entered into a Series C Convertible Preferred Stock Purchase Agreement with the Issuer, pursuant to which the Reporting Entities acquired from the Issuer an aggregate of 3,224,261 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Convertible Preferred”) for an aggregate purchase price of $4,468,825.76, or $1.386 per share. In connection with the Offering, the shares of Series C Convertible Preferred owned by LVP and LCA converted into shares of Common Stock at a ratio of 6.9-for-1, for an aggregate of 467,284 shares of Common Stock.

In November 2014, LVP and LCA entered into a Convertible Note Purchase Agreement (the “Convertible Note Purchase Agreement”), pursuant to which the Reporting Entities acquired from the Issuer convertible promissory notes in the aggregate principal amount of $1,826,498.92.

On March 6, 2015, LVP and LCA entered into a Series D Convertible Preferred Stock Purchase Agreement with the Issuer (the “Series D Convertible Preferred Stock Purchase Agreement”), pursuant to which (i) the notes purchased by the Reporting Entities pursuant to the Convertible Note Purchase Agreement automatically converted into 1,552,083 shares of the Issuer’s Series D Convertible Preferred Stock (the “Series D Convertible Preferred”) (no interest on the convertible promissory notes was paid or converted); and (ii) the Reporting Entities acquired from the Issuer an additional 3,624,426 shares of Series D Convertible Preferred for an aggregate purchase price of $4,349,311.88, or $1.20 per share. Accordingly, pursuant to both the conversion of convertible promissory notes and the cash purchase, the Reporting Entities acquired from the Issuer in the Series D Convertible Preferred Stock Purchase Agreement an aggregate of 5,146,509 shares of the Series D Convertible Preferred for an aggregate purchase price of $6,175,810.80, or $1.20 per share. In connection with the Offering, the shares of Series D Convertible Preferred owned by LVP and LCA converted into shares of Common Stock at a ratio of 6.9-for-1. Following the conversion of the Series D Convertible Preferred, on May 12, 2015, 10,616 shares were issued to LVP and 212 shares were issued to LCA in payment of accrued dividends thereon, for an aggregate of 756,698 shares of Common Stock.

LVP and LCA purchased 196,070 and 3,930 shares of Common Stock, respectively, from the Issuer in the Offering for a per share purchase price equal to the public offering price of $12.00, or an aggregate purchase price of $2,400,000.00.

All shares of Series B Convertible Preferred, Series C Convertible Preferred, Series D Convertible Preferred, and Common Stock purchased by the Reporting Entities have been acquired using investment funds provided to LVP and LCA by their investors, and no part of the purchase price for any such shares is represented by funds that have been borrowed by any of the Reporting Persons for the purpose of acquiring such shares.

Item 4.	Purpose of Transaction.

The Reporting Persons hold shares of Common Stock, and previously held shares of Series B Convertible Preferred, Series C Convertible Preferred, and Series D Convertible Preferred, for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons or other securities of the Issuer, or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, ongoing evaluation of the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer.

Except as set forth in this Statement on Schedule 13D, none of the Reporting Persons have present plans or proposals that relate to, or would result in, any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)            According to the Issuer’s Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission (the “Commission”) on May 6, 2015 and the related prospectus dated May 6, 2015 (collectively, the “Registration Statement”), after giving effect to the issuance of 5,800,000 shares of Common Stock in the Offering and the conversion of all outstanding shares of the Issuer’s convertible preferred stock in connection with the Offering, there were 20,665,597 outstanding shares of Common Stock. LVP is the record holder of 3,256,572 shares of Common Stock, consisting of 3,060,502 shares of Common Stock issued upon conversion of Series B Convertible Preferred, Series C Convertible Preferred, and Series D Convertible Preferred previously owned by LVP, and 196,070 shares of Common Stock purchased by LVP in the Offering, representing approximately 15.75% of the outstanding shares of Common Stock. LCA is the record holder of 65,270 shares of Common Stock, consisting of 61,340 shares of Common Stock issued upon conversion of Series B Convertible Preferred, Series C Convertible Preferred, and Series D Convertible Preferred previously owned by LCA, and 3,930 shares of Common Stock purchased by LCA in the Offering, representing approximately 0.32% of the outstanding shares of Common Stock. LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis.

LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them and may be deemed to beneficially own the securities held of record by LVP and LCA.

Mr. Enright and Ms. Bakker are each managing members of LCP, and share the decision making power of LCP with respect to the voting and disposition of securities beneficially owned by it. Mr. Hirsch is a member of LCP and a director of the Issuer. As a result, each of Mr. Enright, Mr. Hirsch and Ms. Bakker may be deemed to beneficially own the securities held of record by LVP.

(b)            LVP, LCA, and LCP, as well as Mr. Enright and Ms. Bakker as the managing members of LCP, and Mr. Hirsch as a member of LCP and a director of the Issuer, have shared power to vote and dispose of an aggregate of 3,321,842 shares of Common Stock.

(c)            Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 of this Statement.

As set forth in Item 5, LVP and LCA may reallocate their holdings of the securities of the Issuer among themselves, and may be deemed to beneficially own securities on an aggregated basis.

In connection with the purchase of Series D Convertible Preferred under the Series D Convertible Preferred Stock Purchase Agreement, LVP and LCA entered into a Seventh Amended and Restated Stockholders Agreement, dated March 6, 2015, with the Issuer and certain other parties thereto (the “Stockholders Agreement”), which (i) restricts shareholders from transferring capital stock; (ii) grants shareholders certain rights of first refusal, co-sale and put rights with respect to certain proposed transfers of the Issuer’s securities by shareholders other than the holders of Series D Convertible Preferred; (iii) grants the Issuer certain rights of first refusal with respect to certain proposed transfers of the Issuer’s securities by shareholders other than holders of Series D Convertible Preferred Stock; (iv) imposes “drag along” obligations on the Issuer’s shareholders, and permits “tag along” by holdings of the Issuer’s preferred stock in certain sale transactions that are approved by the Issuer’s board of directors and certain of its preferred shareholders; (v) sets forth voting obligations with respect to the constituency and size of the Issuer’s board of directors, and provides for the designation of its directors by certain of its preferred shareholders; and (vi) requires shareholders to enter into a 180-day lock-up period upon an initial public offering. The terms and provisions of the Stockholders Agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of the Stockholders Agreement, which is filed as an exhibit to this Statement.

In connection with the purchase of Series D Convertible Preferred under the Series D Convertible Preferred Stock Purchase Agreement, LVP and LCA entered into an Eighth Amended and Restated Investor Rights Agreement, dated March 6, 2015 (the “Investor Rights Agreement”), which (i) imposes restrictions on the transfer of capital stock; (ii) grants holders of the Issuer’s outstanding convertible preferred stock certain registration rights following an initial public offering; (iii) grants holders of the Issuer’s outstanding convertible preferred stock certain pre-emptive rights with respect to certain issuances of the Issuer’s securities; (iv) imposes certain affirmative and negative covenants on the Issuer, including an obligation for it to deliver periodic financial statements and budgets to any holder of at least 1 million shares of its preferred stock; (v) grants board observer rights to certain investors, including LVP and LCA, so long as such investors hold at least 2 million shares of the Issuer’s preferred stock; (vi) requires the Issuer to prepare and submit to the SEC a registration statement on Form S-1 for an initial public offering of its common stock and to use its best efforts to cause the registration statement to be declared effective; and (vii) requires shareholders to enter into a 180-day lock-up period upon an initial public offering. The terms and provisions of the Investor Rights Agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of the Investor Rights Agreement, which is filed as an exhibit to this Statement.

In connection with the Offering, each of LVP, LCA and Mr. Hirsch have entered into a lock-up agreement pursuant to which such parties are prohibited from selling any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held by them for a period of not less than 180 days after May 6, 2015 without the prior written consent of Jefferies LLC and Piper Jaffray & Co., subject to certain exceptions. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of such agreement, which is filed as an exhibit to this Statement.

Mr. Hirsch, in his capacity as a director of the Issuer, along with the other directors and the executive officers of the Issuer, entered into an indemnification agreement with the Issuer, which requires the Issuer to indemnify Mr. Hirsch for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Hirsch in any action or proceeding arising out of his services as one of the Issuer’s directors, or any other company or enterprise to which Mr. Hirsch provides services at the Issuer’s request. Furthermore, as Mr. Hirsch was designated by LCP, the indemnification agreement requires the Issuer to indemnify LVP and LCA for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by them in any action or proceeding arising by reason of the fact that such shareholders have the ability to appoint directors to our board. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of the form of indemnification agreement, which is filed as an exhibit to this Statement.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:            Joint Filing Agreement, dated May 21, 2015, among the Reporting Persons

Exhibit B:            Seventh Amended and Restated Stockholders Agreement, dated March 6, 2015, among the issuer, the Holders (as defined therein) and the Investors (as defined therein) (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 field with the Commission on April 2, 2015)

Exhibit C:           Eight Amended and Restated Investor Rights Agreement, dated March 6, 2015, among the Issuer and the Investors (as defined therein) (incorporated by reference to Exhibit 4.4 to Issuer’s Registration Statement on Form S-1 filed with the Commission on April 2, 2015)

Exhibit D:            Form of Lock-Up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement dated May 6, 2015 between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 27, 2015)

Exhibit E:           Form of Indemnification Agreement (incorporated by reference to Exhibit 10.21 to Issuer’s Registration Statement on Form S-1 filed with the Commission on April 2, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated:  May 21, 2015

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

By:	/s/ Patrick G. Enright
Patrick G. Enright

By:	/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

By:	/s/ David Hirsch
David Hirsch

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of May 21, 2015.

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

By:	/s/ Patrick G. Enright
Patrick G. Enright

By:	/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

By:	/s/ David Hirsch
David Hirsch